# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BROOKFIELD RENEWABLE PARTNERS L.P., CIK 0001533232
CUSIP: G16258108
Title of class of securities: Limited Partnership Units
Address of issuer's principal executive offices: 73 Front Street, 5th Floor, Hamilton, Bermuda (D0), HM 12
Date of event which requires filing of this statement: 12/24/2024
Amends the filing with accession number 0001104659-16-128023
Filed by CIK 0001001085
Persons authorized to receive notices and communications: Swati Mandava, Brookfield Corp, Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario Canada (A6), M5J 2T3, (416) 363-9491

## Reporting persons
- BROOKFIELD Corp /ON/ (CIK 0001001085): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 313,640,823; sole dispositive power 0; shared dispositive power 313,640,823; aggregate amount beneficially owned 313,640,823 (47.6% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount includes 60,703,416 limited partnership units (L.P. Units) of Brookfield Renewable Partners L.P. (the Issuer or BEP), 189,508,685 redeemable/exchangeable partnership units of Brookfield Renewable Energy L.P. (BRELP) beneficially owned by Brookfield Renewable Power Inc. (BRPI), 4,979,254 redeemable/exchangeable partnership units of BRELP held by Brookfield Energy Marketing L.P. (BEMLP), a wholly-owned subsidiary of Brookfield Corporation, 441,363 L.P. Units held by Brookfield Corporation (Brookfield), 8,046,000 L.P. Units held by Brookfield Investments Corporation (BIC) and 5,148,270 L.P. Units owned by a subsidiary of Brookfield Wealth Solutions Ltd. (formerly known as Brookfield Reinsurance Ltd.), a paired entity to Brookfield (BNT), that are subject to the terms of the Voting Agreement as previously described in Amendment No. 7 to Schedule 13D. This amount also includes Class A.2 Shares (as defined in Item 4) held as follows: 2,758,183 Class A.2 Shares held by BRPI, 28,961,500 Class A.2 Shares held by BIC, and 3,000,000 Class A.2 Shares held by BRPI Holding Inc. (BRPIH), each of which is a subsidiary of Brookfield Corporation, as well as 10,094,152 class A exchangeable subordinate voting shares (BEPC Shares) of Brookfield Renewable Corporation (BEPC) held by subsidiaries of BNT that are subject to the terms of the Voting Agreement as previously described in Amendment No. 7 to Schedule 13D. Each Class A.2 Share is exchangeable at the option of the holder for an L.P. Unit or a BEPC Share under certain circumstances. Each BEPC Share is exchangeable at the option of the holder for one L.P. Unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of BEPC). Each redeemable/exchangeable partnership unit of BRELP is currently exchangeable for one L.P. Unit under certain circumstances.
  
  In reference to Row 13 above, as of December 27, 2024, there were approximately 285,111,569 L.P. Units outstanding. Percentage assumes that all of the outstanding 194,487,939 redeemable/exchangeable partnership units of BRELP, all of the outstanding 144,921,168 BEPC Shares, and all of the outstanding 34,719,683 Class A.2 Shares are exchanged for L.P. Units (on a one-for-one basis). Assuming that only the redeemable/exchangeable partnership units of BRELP, BEPC Shares and Class A.2 Shares beneficially owned by Brookfield and BNT, as applicable, are exchanged for L.P. Units (on a one-for-one basis), the percentage would be 59.8 percent.
- BAM PARTNERS TRUST (CIK 0001861643): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 313,640,823; sole dispositive power 0; shared dispositive power 313,640,823; aggregate amount beneficially owned 313,640,823 (47.6% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount includes L.P. Units, redeemable/exchangeable partnership units of BRELP, BEPC Shares and Class A.2 Shares beneficially owned by Brookfield and BNT.
  
  In reference to Row 13 above, as of December 27, 2024, there were approximately 285,111,569 L.P. Units outstanding. Percentage assumes that all of the outstanding 194,487,939 redeemable/exchangeable partnership units of BRELP, all of the outstanding 144,921,168 BEPC Shares, and all of the outstanding 34,719,683 Class A.2 Shares are exchanged for L.P. Units (on a one-for-one basis). Assuming that only the redeemable/exchangeable partnership units of BRELP, BEPC Shares and Class A.2 Shares beneficially owned by Brookfield and BNT, as applicable, are exchanged for L.P. Units (on a one-for-one basis), the percentage would be 59.8 percent.
- BROOKFIELD RENEWABLE POWER INC.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 260,949,538; sole dispositive power 0; shared dispositive power 260,949,538; aggregate amount beneficially owned 260,949,538 (39.6% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount includes 60,703,416 L.P. Units and 189,508,685 redeemable/exchangeable partnership units of BRELP beneficially owned by BRPI. This amount also includes 2,758,183 Class A.2 Shares held by BRPI, 4,979,254 redeemable/exchangeable partnership units of BEMLP and 3,000,000 Class A.2 Shares held by BRPIH.
  
  In reference to Row 13 above, as of December 27, 2024, there were approximately 285,111,569 L.P. Units outstanding. Percentage assumes that all of the outstanding 194,487,939 redeemable/exchangeable partnership units of BRELP, all of the outstanding 144,921,168 BEPC Shares, and all of the outstanding 34,719,683 Class A.2 Shares are exchanged for L.P. Units (on a one-for-one basis). Assuming that only the redeemable/exchangeable partnership units of BRELP and the Class A.2 Shares beneficially owned by BRPI, BRIPH and BEMLP are exchanged for L.P. Units (on a one-for-one basis), the percentage would be 53.8 percent.
- BROOKFIELD INVESTMENTS CORPORATION: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 37,007,500; sole dispositive power 0; shared dispositive power 37,007,500; aggregate amount beneficially owned 37,007,500 (5.6% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount includes 8,046,000 L.P. Units and 28,961,500 Class A.2 Shares held by BIC.
  
  In reference to Row 13 above, as of December 27, 2024, there were approximately 285,111,569 L.P. Units outstanding. Percentage assumes that all of the outstanding 194,487,939 redeemable/exchangeable partnership units of BRELP, all of the outstanding 144,921,168 BEPC Shares, and all of the outstanding 34,719,683 Class A.2 Shares are exchanged for L.P. Units (on a one-for-one basis). Assuming that only the Class A.2 Shares beneficially owned by BIC are exchanged for L.P. Units (on a one-for-one basis), the percentage would be 11.8 percent.

## Item 1. Security and Issuer
Title of class of securities: Limited Partnership Units
Name of issuer: BROOKFIELD RENEWABLE PARTNERS L.P.
Address of issuer's principal executive offices: 73 Front Street, 5th Floor, Hamilton, Bermuda (D0), HM 12
Comment:
Explanatory Note
This Amendment No. 8 (this "Amendment No. 8") to Schedule 13D is being filed by Brookfield, BAM Partners Trust, a trust established under the laws of the Province of Ontario (the "BAM Partnership"), BRPI, and BIC (collectively with Brookfield, the BAM Partnership and BRPI, the "Reporting Persons") to amend the original Schedule 13D, as amended through Amendment No. 7 thereto (the "Schedule 13D"). Information and defined terms reported in the original Schedule 13D, as amended, remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 8.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the original Schedule 13D is hereby supplemented as follows:

This Amendment No. 8 is being filed in connection with previously announced plan of arrangement (the "Arrangement") contemplated by an arrangement agreement dated as of October 9, 2024 among Brookfield Renewable Corporation, BEP, Brookfield and 1505127 B.C. Ltd. (which, upon closing of the Arrangement, was renamed "Brookfield Renewable Corporation" ("BEPC")).

As a result of the Arrangement, which was consummated on December 24, 2024, among other things, (i) the public holders (i.e., those holders other than Brookfield and its subsidiaries) of class A exchangeable subordinate voting shares (the "Old BEPC Shares") of Brookfield Renewable Corporation (which, upon closing of the Arrangement, was renamed "Brookfield Renewable Holdings Corporation" ("Old BEPC")) exchanged their Old BEPC Shares on a one-for-one basis for class A exchangeable subordinate voting shares (the "BEPC Shares") of BEPC; (ii) Brookfield and its subsidiaries exchanged their Old BEPC Shares on a one-for-one basis for class A.2 exchangeable non-voting shares of Old BEPC ("Class A.2 Shares"), which are exchangeable for L.P. Units or BEPC Shares on a one for one basis, subject to the Ownership Cap (as defined below); (iii) the Old BEPC Shares were delisted from the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"); (iv) the BEPC Shares were listed on the TSX and the NYSE under the symbol "BEPC" (the ticker symbol previously used for the Old Class A Shares); and (v) BEPC became a reporting issuer in Canada; and (vi) BEPC became a successor issuer to Old BEPC by operation of Rule 12g-3(a) promulgated under the Exchange Act.

As a result of the Arrangement, Brookfield and its subsidiaries own or exercise control or direction over approximately 34,719,683 Class A.2 Shares. The Class A.2 Shares held by Brookfield and its subsidiaries will be subject to a restriction that limits the exchange by Brookfield and its subsidiaries of Class A.2 Shares such that exchanges by Brookfield and its subsidiaries may not result in Brookfield and its subsidiaries owning 9.5 percent or more of the aggregate fair market value of all issued and outstanding shares of BEPC (the "Ownership Cap").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(c) of Schedule 13D is hereby amended and restated as follows:
(a)-(b) The information relating to the beneficial ownership of the L.P. Units by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto (and the footnotes thereto) is incorporated by reference herein.
Assuming that all of the redeemable/exchangeable partnership units of BRELP, BEPC Shares and Class A.2 Shares are exchanged for L.P. Units (on a one-for-one basis), as of December 27, 2024, the Reporting Persons may be deemed to be the beneficial owner of 313,640,823 L.P. Units, and such L.P. Units would constitute approximately 47.6 percent of the issued and outstanding L.P. Units based on 285,111,569 L.P. Units outstanding as of December 27, 2024.
Transactions in the class effected during the past sixty days: (c) Except as described herein, there have been no transactions by the Reporting Persons in the L.P. Units during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby supplemented as follows:

The information set forth in Item 4 of this Amendment No. 8 is hereby incorporated by reference.

Holders of BEPC Shares are entitled to exchange their BEPC Shares for an equivalent number of L.P. Units (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of BEPC) at any time. BEP may elect to satisfy BEPC's exchange obligation by acquiring such tendered BEPC Shares for an equivalent number of L.P. Units (subject to adjustment to reflect certain capital events) or its cash equivalent. On December 24, 2024, Wilmington Trust, National Association and Brookfield entered into the Rights Agreement (the "Rights Agreement") pursuant to which Brookfield has agreed that, until July 30, 2027, it will, under certain circumstances, satisfy, or cause to be satisfied, the obligations pursuant to BEPC's articles of incorporation to exchange BEPC Shares for L.P. Units or its cash equivalent.

As of December 27, 2024, Brookfield may deliver up to 100,107,333 L.P. Units to satisfy exchanges of BEPC Shares in accordance with the terms of the Rights Agreement.
The foregoing summary of the Rights Agreement described in this Item 6 does not purport to be complete and, as such, is qualified in its entirety by the Rights Agreement set forth in Exhibit 11 hereto and incorporated in this Item 6 by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:
Exhibit 11. Rights Agreement, dated December 24, 2024, by and between Brookfield Corporation and Wilmington National Trust, N.A. (incorporated by reference to Exhibit 99.2 of Brookfield Renewable Corporation's Form 6-K filed with the SEC on December 27, 2024).

## Signatures
- BROOKFIELD Corp /ON/: /s/ Swati Mandava, Swati Mandava, Managing Director, Legal and Regulatory (12/27/2024)
- BAM PARTNERS TRUST: by its trustee, BAM CLASS B PARTNERS INC., Kathy Sarpash, Secretary (12/27/2024)
- BAM PARTNERS TRUST: /s/ Kathy Sarpash, Kathy Sarpash, Secretary (12/27/2024)
- BROOKFIELD RENEWABLE POWER INC.: /s/ Jennifer Mazin, Jennifer Mazin, General Counsel and Corporate Secretary (12/27/2024)
- BROOKFIELD INVESTMENTS CORPORATION: /s/ Kathy Sarpash, Kathy Sarpash, Senior Vice President, General Counsel and Secretary (12/27/2024)